SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. __)*

Meridian Bioscience, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities

589584101

(CUSIP Number)

September 29, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP NO. 589584101
Page 2 of 4 pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The William J. Motto Irrevocable Income Accumulation Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,967,959
	6	SHARED VOTING POWER 1,967,959
	7	SOLE DISPOSITIVE POWER 1,967,959
	8	SHARED DISPOSITIVE POWER 1,967,959
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,959
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)     Name of Issuer: Meridian Bioscience, Inc.

Item 1(b)     Address of Issuer's Principal Executive Office:

3471 River Hills Drive
Cincinnati, Ohio 45244

Item 2(a)     Name of Person Filing: The William J. Motto Irrevocable Income Accumulation Trust

Item 2(b)     Address of Principal Business Office:

Fifth Third Bank
999 Vanderbilt Beach Blvd.
Naples, FL 34108

Item 2(c)      Citizenship: Florida

Item 2(d)     Title of Class of Securities: Common Stock, no par value

Item 2(e)       CUSIP Number: 589584101

Item 3	If this Statement is Filed Pursuant to §§ 240.13d.13d-1(h) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a) ☐	Broker or dealer registered under Section 13 of the Act (15 U.S.C. 78o);
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4     Ownership:

(a) Amount beneficially owned: 1,967,959.

(b) Percent of class: 7.5%.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,967,959.
(ii) Shared power to vote or to direct the vote: 1,967,959.
(iii) Sole power to dispose or to direct the disposition of 1,967,959.
(iv) Shared power to dispose or to direct the disposition of 1,967,959.

Item 5     Ownership of 5% or Less of Class: N/A

Item 6     Ownership of More Than 5% on Behalf of Another Person: N/A

Item 7     Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: N/A

Item 8     Identification and Classification of Members of the Group: N/A

Item 9  Notice of Dissolution of Group: N/A

Item 10     Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE WILLIAM J. MOTTO IRREVOCABLE INCOME ACCUMULATION TRUST By: Fifth Third Bank (South Florida), as Trustee

By:  /s/ Charles White
                                                                                                       Charles White, Vice President
Date: November _, 2006